UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

TODD SHIPYARDS CORPORATION

(Name of Subject Company (issuer))

NAUTICAL MILES, INC.

(Names of Filing Persons (offeror))

VIGOR INDUSTRIAL LLC

(Names of Filing Persons (parent of offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

889039103

(CUSIP Number of Class of Securities)

Frank Foti

Vigor Industrial LLC

5555 N. Channel Avenue

Portland, Oregon 97217

(800) 505-1930

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

C. Kent Carlson

Kristy T. Harlan

K&L Gates LLP

925 4th Avenue, Suite 2900

Seattle, Washington 98104-1158

(206) 623-7580

CALCULATION OF FILING FEE

Transaction valuation*	Amount of Filing Fee**
$130,002,991.17	$15,093.35

*	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 5,787,231 shares of common stock, par value $0.01 per share (including 7,875 shares subject to forfeiture or restrictions on transfer), at $22.27 per share. The transaction value also includes the aggregate offer price for 27,840 shares of common stock underlying restricted stock units and 88,000 shares of common stock issuable upon the exercise of stock-settled appreciation rights with an exercise price less than $22.27 per share, calculated by multiplying the number of shares of common stock issuable pursuant to such stock-settled appreciation rights at each exercise price therefor by an amount equal to $22.27 minus such exercise price.

**	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15,093.35	Filing Party: Nautical Miles, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 30, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, this “Schedule TO”) relating to the tender offer by Nautical Miles, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Vigor Industrial LLC, an Oregon limited liability company (“Parent”), for all of the outstanding common stock, par value $0.01 per share (the “Shares”), of Todd Shipyards Corporation, a Delaware corporation (“Todd”), at a price of $22.27 per share, net to the seller in cash, without interest and less any applicable withholding and transfer taxes, upon the terms and conditions set forth in the Offer to Purchase dated December 30, 2010 (collectively with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (collectively with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, collectively constitute the “Offer.”

The information set forth in the Offer to Purchase, including Schedule I thereto, is hereby incorporated by reference in answer to all applicable items of this Amendment No. 4. This Amendment No. 4 should be read together with the Schedule TO.

The Offer is scheduled to expire at midnight, New York City time, on February 11, 2011.

Items 1 and 4.     Summary Term Sheet; Terms of the Transaction.

Items 1 and 4 of the Schedule TO are hereby amended and supplemented by adding the following:

“On January 28, 2011, Frank J. Foti deposited $2 million in an escrow account with an independent third party that will be used to satisfy the condition of the Financing under the Commitment Letters that Mr. Foti purchase $2 million in senior subordinated notes upon Closing of the Offer and the Merger.

“As of February 4, 2011, the conditions set forth in the Commitment Letters have been satisfied, including the execution of definitive Senior Secured Credit Facilities and Mezzanine Debt agreements on terms consistent with the Commitment Letters and the deposit by Frank J. Foti of $2 million in escrow to be used to purchase senior subordinated notes, except for those customary conditions which by their nature can only be satisfied simultaneously with the Closing. Pursuant to Rule 14d-4(d) under the Securities Exchange Act of 1934, Purchaser has extended the Offer for an additional five business days, until midnight, New York City time, on February 11, 2011. During this time, Todd and Parent will prepare for the acceptance of and payment for the Shares tendered in the Offer, implementation of the Top-Up and completion of the subsequent short-form Merger as contemplated by the Merger Agreement. Subject to the satisfaction as of the extended Expiration Date of the conditions described in the Offer, Todd and Parent anticipate that the Closing of the Offer, the Top-Up and short-form Merger will occur on or before February 16, 2011.

“The depositary for the Offer has indicated that, as of the Expiration Date, approximately 4,498,741 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 77.7% of the Shares. The Merger Agreement requires the tender of approximately 67% of the outstanding Shares as a condition to the Closing of the Offer.

“The full text of the press release jointly issued by Parent and Todd on February 7, 2011 is filed as Exhibit (a)(1)(K) hereto and is incorporated by reference.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by as follows:

The information set forth in the section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals” in the subsection entitled “Litigation” is hereby amended and restated as follows:

“On February 1, 2011, Todd’s counsel, on behalf of Todd and Parent, reached an agreement in principle with the plaintiffs in all of the purported class action lawsuits to settle all of the above actions filed in connection with the transactions contemplated by the Merger Agreement. Among other things, the terms of the settlement require Todd to make supplemental disclosures to its Solicitation/Recommendation Statement on Schedule 14D-9, as amended. Todd and Parent are in the process of negotiating appropriate settlement documents with such plaintiffs and their counsels, including the fees payable to plaintiffs’ counsels.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(K)	Press Release jointly issued by Vigor Industrial LLC and Todd Shipyards Corporation on February 7, 2011.

(b)(3)	Credit Agreement dated as of February 4, 2011 by and among Vigor Industrial LLC, Miles Marine, Inc., Nautical Miles, Inc., the other borrowers party thereto, the lending institutions named therein, KeyBank National Association, General Electric Capital Corporation, GE Capital Markets, Inc., Wells Fargo Bank, National Association, and ING Capital LLC.

(b)(4)	Note Purchase Agreement dated as of February 4, 2011 by and among Vigor Industrial LLC, Miles Marine, Inc., Nautical Miles, Inc., certain other co-borrowers party thereto and Endeavour Structured Equity and Mezzanine Fund I, L.P.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2011

NAUTICAL MILES, INC.

By:	/s/ Frank J. Foti
Name:	Frank J. Foti
Title:	President

VIGOR INDUSTRIAL LLC

By:	/s/ Frank J. Foti
Name:	Frank J. Foti
Title:	President